EXHIBIT 99.1

POET Technologies Reports on Financing Activities Ahead of Friday’s Special Meeting

Clarifies Position on Implementation of Potential Share Consolidation

TORONTO, Feb. 17, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, has added approximately C$24 million (US$18.8 million) to the Company’s cash balance as a result of the successful closing of a brokered private placement, warrants and stock options exercised since October 1, 2020.

Exercise of Options and Warrants
The Company revealed that it had received approximately C$10 million from the exercise of options and warrants since October 1, 2020. Approximately C$2.7 million (US$2.1 million) came from the exercise of approximately 7 million options by former employees and directors at prices ranging from C$0.28 to $0.52. Approximately C$7.3 million (US$5.7 million) in proceeds came from the exercise of warrants from its public offering in November 2016 in which 34.8 million units, consisting of one common share and one common share purchase warrant with an exercise price of C$0.52 per share were placed. The majority of those warrants remained unexercised until recently. From November 2, 2016 through September 30, 2020 only 2.8 million had been exercised. Since the beginning of Q4 2020, warrant holders have exercised approximately 14 million of the 32 million warrants outstanding, with approximately 18 million still unexercised. The Company believes that the outstanding warrants are held mainly by Canadian investors. If fully exercised, the remaining warrants would result in proceeds of approximately C$9.4 million (US$7.3 million) being realized by the Company. If unexercised, the warrants will expire on November 2, 2021.

Warrants Associated with Convertible Debentures
The Company also issued warrants in connection with its private placement of 2-year Convertible Debentures (the “Debentures”) in the period April through September 2019. Holders of the Debentures have the option of redeeming for cash or converting into units consisting of one common share and one common share purchase warrant. The common share purchase warrant forming a part of such unit has an exercise price of C$0.50 per share. Approximately C$5 million (US$3.75 million) worth of the Debentures were issued representing approximately 12.5 million warrants that would be issuable upon conversion into units. Since being issued, the Company’s debt has been reduced by C$750,000 resulting in the issuance of 1.875 million shares and an equal number of warrants. Assuming all of the remaining Debentures are converted and the associated warrants exercised, the remainder of the Company’s debt would be extinguished, and it would issue an additional 10.6 million units. Upon exercise of the associated warrants, the Company would receive an additional C$5.3 million (US$4.1 million).   Depending on the purchase date, holders of the Debentures have between approximately 2 and 7 months remaining from the date of this press release to convert or redeem the Convertible Debentures.

Special Meeting
The Company clarified its intention for the Special Meeting to be held on Friday, February 19, 2021, which is being held for the sole purpose of seeking authorization from the Company’s shareholders to amend the articles of the Company to enable the Board of Directors to consolidate the total outstanding shares within a certain range. The proposed range, to be effected if, as and when the Board of Directors determines within its sole discretion to do so, is on the basis of one post-Consolidation Common Share for a number of pre-Consolidation Common Shares of between two and 14. Thomas Mika, Executive Vice President and Chief Financial Officer, made the following statement: “The purpose of seeking authorization from the shareholders for a consolidation is both to enable an additional listing on the NASDAQ Capital Market and to offer a combination of share price and total shares outstanding that meets or exceeds the minimum requirements of some of the larger institutional investors in the United States and Canada. The Board of Directors intends to consolidate shares only in connection with the additional listing and to do so only when the timing is appropriate, both internally and when market conditions allow. We cannot predict when conditions may be appropriate so we cannot say for certain when a consolidation may be implemented. Until then, we intend to continue to be listed on the TSX Venture Exchange (the "TSXV") in Canada and on the OTCQX in the United States. So far, we are pleased to say that we have received overwhelming support for the resolution that will be voted on Friday.”

The authority of the Board to consolidate the shares in its sole discretion is conditional upon the prior approval of the Company's shareholders and the TSXV. If approved by the Company's shareholders and the TSXV, the consolidation would take place upon a decision by the Company’s Board of Directors within the proposed range agreed to by the shareholders following approval.

The Company will hold its Special Meeting virtually at 1:00pm EST on February 19, 2021 via the LUMI Meeting platform. A Management Information Circular in respect of the meeting has been mailed to shareholders and is available under the profile of the Company on SEDAR. Only registered shareholders, or shareholders with control numbers will be able to attend. No presentation by company management will be conducted and questions will be limited solely to the formal business of the meeting.

The Company also reported that its Total Shares Outstanding increased in recent weeks to 332,338,897 as a result of the successful closing of a brokered private placement, warrants and stock options exercised since October 1, 2020 which added approximately C$24 million (US$18.8 million) to the Company’s cash balance.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi‐chip module using advanced wafer‐level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor‐intensive assembly, alignment, burn‐in and testing methods employed in conventional photonics. The cost‐efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high‐speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet‐technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet‐technologies.com
sheltonir@sheltongroup.com

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the consolidation.

Such forward‐looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations with respect to the consolidation. Actual results could differ materially due to a number of factors, including, without limitation, the ability of the Company to obtain necessary approvals to complete the consolidation or to satisfy the requirements of the TSXV with respect to the consolidation. Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward‐looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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